Exhibit 99.1

VCI Global Announces US$5 Million Institutional Registered Direct Offering

19 January 2026 | Globe Newswire

KUALA LUMPUR, Malaysia, January 20, 2026 – VCI Global Limited (NASDAQ: VCIG) (“VCI Global” or the “Company”) a cross-sector platform builder focused on technology, digital infrastructure, and capital market solutions, today announced that it has entered into a definitive agreement with Esousa Group Holdings, LLC, a New York based family office, for the issuance and sale of its ordinary shares and warrants in a registered direct offering. The offering is structured in multiple tranches, with the initial tranche expected to result in aggregate gross proceeds of $5,000,000, before deducting placement agent fees and other offering expenses. Pursuant to the terms of the agreement between the parties, the initial closing of the offering is expected to occur on or about January 20, 2026, subject to the satisfaction of customary closing conditions.

E.F. Hutton & Co. is acting as the exclusive placement agent for the offering. The Company intends to use the net proceeds from this offering for working capital and general corporate purposes.

The securities described above are being offered and sold by the Company in a registered direct offering pursuant to a shelf registration statement on Form F-3 (File No. 333-279521) that was originally filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2024, and became effective on May 28, 2024. The offering of the securities is being made only by means of a base prospectus and final prospectus supplement that form a part of the effective registration statement. A final prospectus supplement and accompanying base prospectus relating to, and describing the terms of, the registered direct offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying base prospectus relating to the registered direct offering, when available, may also be obtained by contacting E.F. Hutton & Co., at 745 Fifth Avenue, 34th Floor & PH, New York, NY 10151, by telephone at (212) 970-3700, or by email at info@efhutton.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About VCI Global Limited

VCI Global Limited is a cross-sector platform builder at the forefront of technology and financial architecture. The Company focuses on developing and scaling platforms across artificial intelligence, encrypted data infrastructure, digital treasury systems, and next-generation capital markets solutions.

By integrating technology innovation with financial ecosystems, VCI Global enables enterprises, governments, and institutions to capture opportunities in the evolving digital economy. The Company’s strategy is centered on building scalable platforms that deliver resilience, efficiency, and long-term value across multiple high-growth sectors.

For more information on the Company, please log on to https://v-capital.co/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements are based only on our current beliefs, expectations, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

For media queries, please contact:

VCI GLOBAL LIMITED

enquiries@v-capital.co